Exhibit 99.1
2Q 2010 Operating Performance July 13, 2010

^ 2Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

'09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q YoY QoQ Crude Steel Crude Steel 7,132 8,228 8,363 17.3% 1.6% Blast Furnace 6,787 7,457 7,601 12.0% 1.9% High-Mill 18 318 318 1,666.7% - S T S 327 453 444 35.8% ^2.0% Finished Product Finished Product 6,796 7,694 7,902 16.3% 2.7% F/P Sales Volume F/P Sales Volume 7,012 7,475 7,831 11.7% 4.8% Domestic 4,274 5,025 5,214 22.0% 3.8% Export 2,738 2,450 2,617 ^4.4% 6.8% (%) (39.0) (32.8) (33.4) - - F/P Inventory F/P Inventory 443 578 593 33.9% 2.6% ? Production continued to increase with improved productivity ? Sales grew due to solid domestic demand & emerging mkt. export ^Export by Region : S.E.A 22%, China 20%, Japan 21%, America / E.U 8%, India / Mid-East 29% Production · Sales (in thousand tons)

1?? 2?? 3?? ?? 60 98 116 1?? 2?? 3?? ?? 82 84 89 1?? 2?? 3?? ?? 98 89 100 1?? 2?? 3?? ?? 73 91 96 (in thousand tons) (%) Utilization Ratio by Industry* (domestic) '09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q YoY QoQ Hot Rolled 1,782 1,730 1,987 11.5% 14.9% Plate* 1,225 1,120 1,092 ^10.9% ^2.5% Wire Rod 506 503 499 ^1.4% ^0.8% Cold Rolled 2,678 3,148 3,179 18.7% 1.0% Electrical Steel 205 239 258 25.9% 7.9% S T S 308 411 409 32.8% ^0.5% Others 308 324 407 32.1% 25.6% Total 7,012 7,475 7,831 11.7% 4.8% * Includes HR Plates '09.2Q '10.2Q Automobile Home Appliances Pipes Shipbuilding 73 91 96 98 89 100 60 98 116 82 84 89 ^ Major maintenance : P) #2 plate (Jun.1st ~ 12th), #3 wire rod (Jun.22nd ~ 29th) Sales by Product ? Increase in major products due to strong key consuming industries '10.1Q '09.2Q '10.2Q '10.1Q '09.2Q '10.2Q '10.1Q '09.2Q '10.2Q '10.1Q * Compared to the quarter peak : automobile '09.4Q, home App. '09.3Q, pipes '09.4Q, shipbuilding'08.2Q

(in billion KRW) '09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q YoY QoQ Revenue Revenue 6,344 6,950 7,933 25.0% 14.1% CoGs CoGs 5,893 5,155 5,734 ^2.7% 11.2% Operating Income Operating Income 170 1,447 1,836 980.0% 26.9% OP Margin 2.7% 20.8% 23.1% - - Net Income Net Income 431 1,437 1,196 177.5% ^16.8% ^ E B I T D A ^ E B I T D A 679 1,986 2,378 250.2% 19.7% ? Op. Income surged, but net income declined with weaker KRW Exchange Rates Trend '09.2Q '10.1Q '10.2Q Carbon Steel 810 798 870 Export (U$/t) 574 706 751 S T S 2,292 2,607 2,964 '09/E '10.3/E '10.6/E QoQ \ / U$ 1,167.6 1,130.8 1,200.3 +6.1% \ / ? 12.63 12.12 13.65 +12.6% Income Summary Average Sales Price (in thousand KRW/t)

'09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q YoY QoQ Revenue Revenue 6,344 6,950 7,933 25.0% 14.1% Gross income (Gross Margin) Gross income (Gross Margin) 451 (7.1%) 1,794 (25.8%) 2,199 (27.7%) 387.6% - 22.6% - G G & A G G & A 280 347 363 29.6% 4.6% Operating income (OP Margin) Operating income (OP Margin) 170 (2.7%) 1,447 (20.8%) 1,836 (23.1%) 980.0% - 26.9% - Non-op income (expense) Non-op income (expense) 275 265 ^341 - - Interest income Dividend income Equity method gain FX related gain Others ^35 3 124 197 ^14 ^1 68 55 134 8 ^9 7 68 ^443 36 - 133.3% ^45.2% - - - ^89.7% 23.6% - 350.0% Net income (Profit Margin) Net income (Profit Margin) 431 (6.8%) 1,437 (20.7%) 1,196 (15.1%) 177.5% - ^16.8% - Summarized Statement of Income (Parent Only) (in billion KRW)

'09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q YoY QoQ Assets Assets 37,638 41,167 44,475 18.2% 8.0% Current 12,578 13,584 15,677 24.6% 15.4% Non-current 25,060 27,583 28,798 14.9% 4.4% Liabilities Liabilities 9,329 9,239 11,459 22.8% 24.0% Debt 7,132 6,162 7,542 5.7% 22.4% Equity Equity 28,309 31,928 33,016 16.6% 3.4% ^ Liab. / Equity ^ Liab. / Equity 25.9% 28.9% 34.7% - - * 2Q Major Financing Activities : Domestic CP issuance (KRW 580bn), Foreign S-T borrowing (U$262mn), Korea EXIM Bank Raw Mat'l Fund (U$77mn) ? Asset grew due to inventory increase & continued investment ? Accounts receivable · inventory grew with rising steel price & raw mat'l cost ? L-to-E ratio rose due to increase in exchange rates & short-term borrowing Financial Structure (in billion KRW)

'09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q YoY QoQ Current assets Current assets Current assets 12,578 13,584 15,677 24.6% 15.4% Cash equivalent assets Cash equivalent assets 5,988 6,633 7,001 16.9% 5.5% Notes receivable Notes receivable 2,505 2,793 3,073 22.7% 10.0% Inventory Inventory 3,590 3,398 5,026 40.0% 47.9% Long-term assets Long-term assets Long-term assets 25,060 27,583 28,798 14.9% 4.4% Investment securities Investment securities 9,325 10,312 10,485 12.4% 1.7% Fixed assets Fixed assets 15,507 17,062 17,636 13.7% 3.4% Total assets Total assets Total assets 37,638 41,167 44,475 18.2% 8.0% Liabilities Liabilities Liabilities 9,329 9,239 11,459 22.8% 24.0% Current liabilities Current liabilities 2,939 3,081 5,421 84.5% 75.9% Long-term liabilities Long-term liabilities 6,390 6,158 6,038 ^5.5% ^ 1.9% Interest bearing debt 7,132 6,162 7,542 5.7% 22.4% Equity Equity Equity 28,309 31,928 33,016 16.6% 3.4% Total liability & Equity Total liability & Equity Total liability & Equity 37,638 41,167 44,475 18.2% 8.0% Summarized Statement of Financial Position (Parent Only) (in billion KRW)

'09.2Q '09.2Q '10.1Q '10.2Q Total Total 110 122 126 Domestic Domestic 37 41 45 Overseas Overseas 73 81 81 '09.2Q '10.1Q '10.2Q POSCO Zhangjiagang POSCO SS 7,132 200 182 8,228 208 203 8,363 211 212 ? Strong steel & steel support division lead to revenue increase '09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q YoY QoQ I/S Revenue 8,922 9,881 11,013 23.4% 11.5% I/S OP Income (OP Margin) 350 (3.9%) 1,530 (15.5%) 1,959 (17.8%) 459.7% - 28.0% - I/S Net Income 427 1,451 1,173 174.7% ^19.2% B/S Assets 47,632 52,092 57,446 20.6% 10.3% B/S Liabilities 18,640 19,346 23,486 26.0% 21.4% B/S Equity 28,992 32,746 33,960 17.1% 3.7% Consolidated Financial Summary No. Consolidated Subsidiaries Crude Steel Production (in billion KRW) (in thousand tons)

Revenue Revenue Revenue Operating Income Operating Income Operating Income '09.2Q '10.1Q '10.2Q '09.2Q '10.1Q '10.2Q Steel E & C I C T Energy Steel Support 7,460 2,069 227 77 1,938 8,709 1,918 161 209 2,354 9,893 2,262 211 199 2,909 194 84 10 18 45 1,511 71 3 18 77 1,916 95 6 17 132 Consolidated Consolidated 8,922 9,881 11,013 350 1,530 1,959 Assets Assets Liabilities Liabilities Equity Equity '10.1Q '10.2Q '10.1Q '10.2Q '10.1Q '10.2Q Steel E & C I C T Energy Steel Support 46,283 6,133 624 2,267 6,989 50,059 7,316 612 2,400 7,960 12,134 3,837 375 1,417 3,904 14,668 4,934 360 1,581 4,586 34,149 2,296 249 850 3,085 35,391 2,382 252 819 3,374 Consolidated Consolidated 52,092 57,446 19,346 23,486 32,746 33,960 Financial Structure by Sector Income by Sector * Includes inter-company transactions (in billion KRW) (in billion KRW) Consolidated Financial Summary

^ 2Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan

? Facility addition · upgrade for 41Mt domestic capacity ? Capacity Expansion - P) New steelmaking plant (~Sept.'10, progress 92%) : 4.65Mt/yr, +1.95Mt - G) New steelmaking & plate plant (~Jul.'10, progress 99%) : +2Mt/yr - P) #2 CCL #2 caster rationalization (Jun. ~ Oct. '10) : +600Kt/yr ? High-value-added product capacity increase - P) #2 CR Mill #3 CAL (Mar. ~ Apr.) rationalization : high-function CRc +98Kt/yr - G) Plate heat-treatment facility installment (Apr.'10 ~ Oct.'11) : high-function plate +200Kt/yr Activities & Accomplishments ^ 3Q facility upgrade schedule - P) #4 blast furnace rationalization (Jul. ~ Sept.) : capacity increase (3,795 ^ 5,500m3)

? Invest for global growth ? Overseas integrated steel mills - India Orissa (1st 4Mt) : socio-economic-survey (Jun.), initiate ground work (2H) - India SAIL JV (1st 3Mt) : approval in principle by SAIL BOD (May), Joint F/S (Jul. ~ Aug.) - Indonesia Krakatau JV (1st 3Mt) : finalizing JVA terms, initiate ground work (3Q) ? Daewoo International acquisition (May 14th, selected as preferred bidder) - Enhance global (emerging mkt.) sales network / secure resource development opportunity · Due diligence (May 31st ~ Jul 5th), stock trade agreement (Sept.), cash payment/share transfer (Sept.~Oct.) ? Strengthen global marketing infrastructure - Extend sales network : open Thailand POSCO-South Asia (Apr), Egypt Cairo Office (Apr) - Expand global SCM : India ICPI (completed), China CLPC / Vietnam VHPC#2 (initiated) · SCM Base ('10.6/E total 45) : China 16, S.E.A 11, Japan 6, India 5, EU 5, Mexico 2 Activities & Accomplishments

? Raw material & comprehensive material investment ? Invest in raw material mine development - Australia Roy Hill iron-ore mine : increase stake up to 15% (~Dec.'10), secure 10Mt/yr ('14~) - Mozambique Revuboe coal mine : acquired 7.8% stake (May) - Australia Sutton Forest coal mine : acquired 70% stake (Jul.), secure 1.3Mt/yr ('16~) ? Lay basis for comprehensive material business - Construct Gwangyang Fe-Mn Plant (Apr.'10 ~ Sept.'11) : high purity Fe-Mn 75Kt/yr - Signed for JV foundation with UKTMP to build Titanium slab plant in Kazakhstan (Apr.) - MOU with KEPCO for localization of core nuclear plant material, Zr, etc. (May) - MOU with Zimbabwe Anchor Holdings for resource development, Silica, etc. (Jun.) Activities & Accomplishments

? Operate quarterly product pricing system ? Flexible policy as raw material price negotiation process changed ? Continue cost savings activity ? Cost saving in '10.1H : 680.4bn KRW (progress 59%, '10 target 1,150bn) - Major activities : expand use of cheaper raw material and by-products, etc. - Category : raw material 553.5bn, energy 64.1bn, etc. • 2Q Price (Announced 4.29) : orders from May 3rd '10 • 3Q Price Increase (announced 6.23) : orders from Jul. 1st '10 ?? (thousand won / ton) HRc Plate 680 CRc CG 900 2Q 3Q 820 850 900 950 785 965 1,020 885 1,065 1,120 Activities & Accomplishments

# Subsidiaries' Key Activities

**Steel**

- **POSCO SS, new steelmaking plant construction** (Jun.'10 ~ Feb.'12)
  - 60t electric furnace & wide bloom casting facility : capacity increase +240Kt/yr
- **POSCO C&C, No.1 CGL facility upgrade** (~Aug.'10)
  - Expand advanced product (AL-STS 409L,etc) : ALCOSTA capacity +200Kt/yr

**E&C**
(POSCO E&C)

- **Received orders expanded for overseas plant · infrastructure**
  - Peru thermal plant (290), Bahamas oil terminal (245), Uzbekistan highway (132)
  - * in million USD

**Energy**
(POSCO Power)

- **Start construction of 100MW fuel-cell stack plant** (Apr. ~ Dec. '10)
- **Construction of power generating plants**
  - Incheon 1,200MW LNG (~Jun.'11, Progress 93%), G)300MW Power (~Mar.'11, Progress 96%)

**ICT**
(POSCO ICT)

- **Supply safety-control-facilities for nuclear power plant, Ul-Jin #1,2** (May)
- **Set up JV for LED light business** (signed MOU, Apr.)

16

^ 2Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan

? 12% increase in demand forecasted due to economic recovery * worldsteel(Apr.'10), POSRI(Jul.'10) 2008 2009 2010 2008 2009 2010 YoY USA 98 57 73 27% EU 183 117 137 17% China 435 542 587 8% India 51 55 63 14% Russia 35 25 27 11% World 1,204 1,120 1,255 12% (in million tons) * MBR, Mysteel (Jul.'10) (U$/t) EU China (Shanghai) US * worldsteel (Mar.'10) (%) 82 62 72 -24 29 31 (%) Domestic Shipment Growth Rate (Japan) * MSCI(Jan.'10), worldsteel(Jan.'10), JISF(Jun.'10) Global Steel Market Trend & Outlook Demand Trend in Major Countries Demand Forecasts by Country Regional HRc Spot Price Prod'n growth rate & Utilization Ratio Crude Steel Production Increase Rate (YoY) Utilization Ratio Steel Demand Increase Rate (China) * YoY S/C Shipment Growth Rate (US) ? Production rate · utilization grew, but price correction since May Jan.'09 Mar May Jul Sept Nov Jan.'10 Mar May Jan.'09 Mar May Jul Sept Nov Jan.'10 Mar May Jan.'09 Mar May Jul Sept Nov Jan.'10 Mar May

# China Steel Market Trend & Outlook

## ▪ Net export grew & inventory control delayed w/ production growth

- Net export increased since Apr. (in million ton) : 1.7 (Mar.) → 2.9 (Apr.) → 3.6 (May)
  ※ Limited increase in exports forecasted during 2H due to repeal of tax rebate
- Inventory remained high (in million ton, month end) : 15.4 (Apr.) → 15.8 (May) → 15.7 (Jun.)

## ▪ Expect solid steel demand growth in 2H led by economy growth

- Demand forecasts by industry (YoY) : auto +18%, construction +8%, home app. +6%
- WSD expects nominal demand to grow by 8%, real demand to grow by 9% (Jun.)

**Steel Price vs. Iron-ore Price**



(%)
(in million ton)
Demand Growth Rate (Left)
*YoY
Production Growth Rate (Left)
Net Exports (Right)
60
50
40
30
20
10
0
-10
6
5
4
3
2
1
0
-1
'09.Jan Mar May Jul Sept Nov '10.Jan Mar May

* Mysteel (Jun.'10), worldsteel(Jun.'10)

**Steel Demand Forecast**



(in million ton)
435
542
579
587
*YoY
3%
25%
7%
8%
(Old)
(Revised)
'08
'09(F)
'10(F)

* POSRI(Jul.'10)

19

? Consumption to grow by 16% as consuming industries recover ? Prod'n growth by 7.5% w/ recovery of exports, despite soft domestic mkt. - Auto Production (in thousand unit) : 3,513 ('09) ^ 3,777 ('10, Org.) ^ 3,837 (Revised) ? Improved outlook in number of orders - Shipbuilding (in million GT) : 29.4 ('09) ^ 23.9 ('10, Org.) ^ 27.5 (Revised) * POSRI(Jul.'10) ? New capacity leads supply increase by 16% 2008 2009 2010 2008 2009 1H 2H 2010 YoY Apparent Demand Apparent Demand 58,571 45,411 26,483 26,044 52,527 15.7% Export Export 20,787 20,541 11,013 10,995 22,008 7.1% Production Production 64,357 56,919 32,524 33,506 66,030 16.0% Import Import 15,001 9,033 5,082 3,549 8,631 -4.4% Incl. semi-products 28,941 20,578 13,186 10,100 23,286 13.2% * POSRI(Jul.'10) ? Prod'n growth by 29.2% due to strong domestic · overseas market - Production ('07=100) : 107 ('09) ^ 138 ('10) * 5 Major products (LCD TV, Fridge, Laundry, etc.) Domestic Steel Market Outlook Auto Ship- building Home Appliance Consuming Industry Outlook Supply & Demand Forecast (in thousand ton)

??? ?'10.3Q price agreed with Major 3 - Approx. 26% increase over 2Q price ^ Prices get adjusted based on quarterly index & Different conditions apply per supplier ? Drop in spot price since late April - Decrease in iron-ore imports due to tax rebate & Chinese steel market condition ? '10.3Q contract price agreed - HCC : $225/t (+12.5%) - Semi-soft : $172/t (+3.0%) - PCI $180/t (+5.9%) ? Decline in HCC spot price continue - Imports decline due to high inventory in steelmakers & drop in China domestic coal price Jul.'09 Aug Sept Oct Nov Dec Jan.'10 Feb Mar Apr May Jun ??? 69 81 70 74 80 92 114 116 131 165 149 131 Jul.'09 Aug Sept Oct Nov Dec Jan.'10 Feb Mar Apr May Jun ??? 145 146.3 158 167.5 170 170 172.5 190 215 260 240 235 * Platts * Metal Bulletin (U$/ton) (U$/ton) Raw Material Coal Iron Ore Iron Spot Price Coal Spot Price * Latest spot price (Jul.8th '10) : U$ 114/mt, FOB * Latest spot price (Jul.8th '10) : U$ 212/mt, FOB

?? 8/20/2008 8/21/2008 8/22/2008 8/26/2008 8/27/2008 8/28/2008 8/29/2008 9/1/2008 9/2/2008 9/3/2008 9/4/2008 9/5/2008 9/8/2008 9/9/2008 9/10/2008 9/11/2008 9/12/2008 9/15/2008 9/16/2008 9/17/2008 9/18/2008 9/19/2008 9/22/2008 9/23/2008 9/24/2008 9/25/2008 9/26/2008 9/29/2008 9/30/2008 10/1/2008 10/2/2008 10/3/2008 10/6/2008 10/7/2008 10/8/2008 10/9/2008 10/10/2008 10/13/2008 10/14/2008 10/15/2008 10/16/2008 10/17/2008 10/20/2008 10/21/2008 10/22/2008 10/23/2008 10/24/2008 10/27/2008 10/28/2008 10/29/2008 10/30/2008 10/31/2008 11/3/2008 11/4/2008 11/5/2008 11/6/2008 11/7/2008 11/10/2008 11/11/2008 11/12/2008 11/13/2008 11/14/2008 11/17/2008 11/18/2008 11/19/2008 11/20/2008 11/21/2008 11/24/2008 11/25/2008 11/26/2008 11/27/2008 11/28/2008 12/1/2008 12/2/2008 12/3/2008 12/4/2008 12/31/2008 1/2/2009 1/5/2009 1/6/2009 1/7/2009 1/8/2009 1/9/2009 1/12/2009 1/13/2009 1/14/2009 1/15/2009 1/16/2009 1/19/2009 1/20/2009 1/21/2009 1/22/2009 1/23/2009 1/26/2009 1/27/2009 1/28/2009 1/29/2009 1/30/2009 2/2/2009 LME 19555 21105 21000 20195 20410 20350 20300 19415 19255 19425 19575 18560 18660 18625 18400 18430 18925 17900 17570 17475 16850 16215 17105 16510 16800 16725 16950 16355 15755 16000 15605 15125 14405 14005 13410 12850 11950 12400 13220 11675 11430 10335 10155 10450 10410 9105 8810 9800 11640 12505 12625 11305 11355 11810 12035 11455 11405 11905 10960 10550 10405 11100 10450 10350 10205 9655 10105 10105 10110 10205 10160 9705 9760 9580 9260 9055 10810 12710 12405 13420 12515 11475 11375 10150 10355 10475 10610 10755 10880 10815 11030 11105 11045 11605 11210 11655 10985 10870 11205 ? Condition stabilizes in China & S.E.A despite weak global price since April - E.U : high spot price due to high cost - China : 10% increase in June *U$ 2,350 (Jun 1st) ^ U$2,600 (Jun. 30th), +U$250 ? Demand recovery expected upon stabilization of Nickel price in 2H 11? 12 '09.1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 ?? 2708 2450 2303 1970 1914 1882 2010 2307 2611 2860 3200 3200 3100 2800 2800 3000 3090 3490 3580 3620 ?? 2277 2190 2137 2024 1932 2079 2206 2444 2553 2980 2580 2557 2471 2607 2769 2843 2900 3000 2750 2500 Jun.'09 Apr. Jun. 3,200 3,620 2,980 3,000 2,500 China E.U Aug. 2,800 Nov. STS 2,470 Jan.'10 LME Ni. ? Nickel - Price dropped due to slow STS market recovery, & global financial crisis - Expect price range of U$17 ~ 20K/t in 2H ? Chrome - Weak price in anticipation of economic downturn - Price turnaround expected after 4Q as suppliers cut production * Source: BrookHunt (Jun.'10), CRU (Jun.'10) 2007 2008 2009 2010 Ni. Demand (a) 1,366 1,277 1,311 1,441 Ni. Supply (b) 1,417 1,377 1,335 1,400 Ni. (b) - (a) 51 100 24 -41 Cr. Demand (a) 7,598 6,781 6,541 8,133 Cr. Supply (b) 7,692 7,544 5,783 8,046 Cr. (b) - (a) 94 763 -758 -87 Stainless Steel Market Trend Nickel · Chrome STS CR Spot Price Ni · Cr S/D Forecast (U$/t) (in thousand ton)

^ 2Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan

2009 2010 2009 2010 YoY • Crude Steel Production 29.5 34.4 17% - Consolidated Production 31.1 36.1 16% • Sales Volume 28.4 32.3 14% • Revenue 27.0 33.5 24% - Consolidated Revenue 37.0 46.5 26% • Operating Profit 3.1 5.6 81% - Consolidated Op. Profit 3.9 6.2 59% • Total Investments 4.9 10.4 112% - Domestic Steel 4.2 4.9 17% - Overseas/Raw Materials 0.3 1.5 400% - New Growth (inc. M&A) 0.4 4.0 900% 2010 Business Plan (in million ton, trillion KRW) The data above represents the company's internal objectives, thus should not be used as a basis for investment decisions.

2Q 2010 Operating Performance July 13, 2010